Filed by Ajax I pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ajax I

Commission File No. 001-39660

The below updated presentation will be used by Cazoo Holdings Ltd. (“Cazoo”) in presentations to certain interested parties with respect to Cazoo’s previously disclosed proposed business combination with Ajax I.

Inve s t o r P r e s e n t a t i o n June 2021

Disclaimer 2 Investor Presentation – June 2021 This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cazoo Holdings Ltd. (the “Company” or “Cazoo”) and Ajax I (“Ajax”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Cazoo, Ajax or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Cazoo or the Proposed Business Combination. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward - Looking Statements This Presentation contains certain forward - looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements involve predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this Presentation, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against Ajax, Cazoo, the combined company or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of Ajax, to obtain financing to complete the Proposed Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (6) the risk that the Proposed Business Combination disrupts current plans and operations of Ajax or Cazoo as a result of the announcement and consummation of the Proposed Business Combination; (7) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Proposed Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Proposed Business Combination; (10) the possibility that Ajax, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID - 19 on Cazoo’s business and/or the ability of the parties to complete the Proposed Business Combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in Ajax’s final prospectus relating to its initial public offering dated October 9, 2020. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ajax’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q, and other documents filed by Ajax from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F - 4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and Cazoo and Ajax assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Neither Cazoo nor Ajax gives any assurance that either Cazoo or Ajax will achieve its expectations. Additional Information and Where to Find It Capri Listco (“Listco”) has filed with the SEC a registration statement on Form F - 4 that includes a proxy statement of Ajax and a prospectus of Listco. The definitive proxy statement/prospectus will be sent to all Ajax stockholders as of a record date to be established for voting on the Proposed Business Combination and other matters as may be described in the registration statement. Ajax and Cazoo also will file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Ajax are urged to carefully read the entire registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, as well as any amendments or supplements to these documents, in connection with the Proposed Business Combination as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ajax or Cazoo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ajax may be obtained free of charge from Ajax’s website at https://ajaxcap.com or by written request to Ajax at 667 Madison Avenue, New York, NY 10065 and the documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https:// www.cazoo.co.uk or by written request to Cazoo at 41 - 43 Chalton St, Somers Town, London NW1 1JD, United Kingdom. Participants in Solicitation Ajax and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ajax’s stockholders in connection with the Proposed Business Combination. Information about Ajax’s directors and executive officers and their ownership of Ajax’s securities is set forth in Ajax’s filings with the SEC, including Ajax’s Annual Report on Form 10 - K/A filed with the SEC on May 7, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

Disclaimer 3 Investor Presentation – June 2021 Industry and Market Data This presentation has been prepared by Cazoo and Ajax and includes market data and other statistical information from sources believed by Cazoo and Ajax to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Cazoo or Ajax, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Cazoo and Ajax believe these sources are reliable, Cazoo and Ajax have not independently verified the information and cannot guarantee its accuracy and completeness. Financial Information; Non - IFRS Financial Measures Some of the financial information and data contained in this Presentation, such as Adjusted EBITD and Adjusted EBITDA margin, has not been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). Adjusted EBITDA is defined as loss after tax from continuing operations, before income tax credit, finance income, finance costs, depreciation, amortization, share - based payment charges and exceptional items. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Cazoo and Ajax believe these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cazoo’s financial condition and results of operations. Cazoo’s management uses these non - IFRS measures for trend analyses and for budgeting and planning purposes. Cazoo and Ajax believe that the use of these non - IFRS financial measures provides an additional tool for investors to use in comparing Cazoo’s financial condition and results of operations with other similar companies, many of which present similar non - IFRS financial measures to investors. However, other companies may calculate their non - IFRS measures differently, and therefore the non - IFRS measures in this Presentation not be directly comparable to similarly titled measures of other companies. Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non - IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Cazoo’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non - IFRS financial measures. In order to compensate for these limitations, management presents non - IFRS financial measures in connection with IFRS results. Cazoo is not providing a reconciliation of projected Adjusted EBITDA for full years 2021 - 2024 to the most directly comparable measure prepared in accordance with IFRS because Cazoo is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact and the periods in which the adjustments may be recognized. For the same reasons, Cazoo is unable to address the probable significance of the unavailable information, which could be material to future results. You should review Cazoo’s audited financial statements, which are included in the registration statement relating to the Proposed Business Combination. No Offer or Solicitation This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Use of Projections Any financial information in this Presentation (including specifically the projections) that are forward - looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Cazoo’s and Ajax’s control. While such information and projections are necessarily speculative, Cazoo and Ajax believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward - looking statements concerning Cazoo and Ajax, the proposed transactions or other matters and attributable to Cazoo and Ajax or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Cazoo, Ajax and other companies, which are the property of their respective owners.

O u r m i ss i on To transform the car buying experience across the UK and Europe. 4 I n v e st o r Pre s e n t a t io n – J u n e 2 0 2 1 Investor Presentation – June 2021 4 We make getting your next car no different to ordering any other product today…where consumers can simply & seamlessly purchase, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours.

Key investment highlights (1) Run - Rate revenues as of Mar 21. c.£500bn market across the UK & EU ripe for digital disruption Unique proposition and brand with market - leading execution Proprietary data and technology underpin growth & profitability Fully integrated model in the UK, with in - house reconditioning and logistics Compelling progress hitting £550m run - rate revenues (1) World - class team led by one of Europe’s most successful serial digital entrepreneurs Benefiting from acceleration & permanent shift from offline to online Expertise in executing game - changing M&A and commercial partnerships Market leader already in UK, positioned to launch in Europe this year 5 5 Investor Presentation – June 2021 5

Our progress so far Vehicles sold 25,000+ Subscribers 6,500+ Employees Vehicles available c.3,000 2,000+ Note: Vehicles sold and Subscribers since launch in Dec 19, as of May 21. Employees, Inventory and Strategic Deals as of May 21. Run - Rate revenues as of Mar 21. Run - Rate Revenues £550m+ Strategic Deals 6 Investor Presentation – June 2021 10+

Transaction summary

Key Transaction Highlights

Headline Valuation

$7,000m
Pro Forma Enterprise Value

1.3x / 12.7x
23E Revenue / GP Multiple

$7,940m
Pro Forma Equity Value

$6,850m
Value to Cazoo Shareholders[1]

79%
Cazoo Shareholder Ownership[2]

Financing Details

$805m
SPAC size

$800m
PIPE size

$898m
Primary proceeds

$605m[3]
Secondary proceeds

Represents, in aggregate, 9% of existing shareholder value

Implied Sources & Uses

Sources ($m)		Uses ($m)	
Existing Shareholders Rollover Equity	6,245	Existing Shareholders Rollover Equity	6,245
Cash in Trust[4]	805	Primary Proceeds	898
PIPE	800	Secondary Proceeds	605
		Transaction Fees[5]	102
Total	**7,850**	**Total**	**7,850**

Pro Forma Ownership[6]

Pro Forma Ownership	%	Value ($m)
SPAC Investors	10.1%	805
PIPE Investors[7]	10.1%	800
Sponsors	1.1%	89
Existing Cazoo Shareholders	78.7%	6,245
Total	**100%**	**7,940**

Note: This presentation assumes 1.379 GBP to $1 exchange rate, which represents the closing exchange rate on 29 March 2021. [1] Total value including secondary. [2] Total shareholder ownership post transaction. [3] Any redemptions will impact the value of secondary proceeds. Secondary proceeds represent c.38% of total SPAC and PIPE proceeds. [4] Estimated Ajax cash-in-trust at closing. Assumes no Ajax stockholder has exercised its redemption rights. This amount will be reduced by the amount of cash used to satisfy any redemptions. [5] Estimated transaction fees of c.$102m, exact value to be finalised. Additional estimated stamp duty of c.$35m to be funded from primary proceeds post transaction. [6] Illustrative $10 share price, assuming 0% redemption rate on the SPAC Shares. [7] PIPE Investors include certain current shareholders of Cazoo and directors and officers of Ajax.

CAZOO Investor Presentation – June 2021 7

Market Opportunity 8 Investor Presentation – June 2021

US peers highlight scale of opportunity


Cazoo growth well ahead of Carvana at same period since inception
10,000
5,000
0
Units Sold
Q1
Q2
Q3
Q4
Q5
CARVANA
CAZOO
Quarters Since Inception
CAZOO
CARVANA
vroom
Last Quarter Before Listing(1)

Cazoo expects to exceed Carvana IPO sales levels in Y2 UK-only despite market size differential

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Q1'2017 Retail Units Sold for Carvana, Q1'2020 Ecommerce Units sold for Vroom, Q2'2021 Units Sold for Cazoo.

CAZOO Investor Presentation – June 2021 9

Cazoo has created the most comprehensive market offering I n cu m b en t s Brand leadership Online only retail Own refurb/logistics Fully digital finance Market leading NPS National coverage Delivery & collection In - house servicing Subscription offering New car inventory 10 Investor Presentation – June 2021

The UK & Europe have many advantages over the US • 2 . 0x e - c o mmer c e p en et r a t i o n / adoption in the UK vs US (1) • 1 . 5 x c a r p u rc h a s e t u rno v e r / frequency in the UK vs US (2) • 7.5x population density in the UK and 3.5x in Europe vs US reduces logistics challenges (3) • The UK and each European country are single national advertising markets • The UK and Europe are more attractive car finance markets with 7% YoY growth Online p e n e tra t i o n : 22% 20 1 9 11% 20 1 9 A ve r age c ar ownership: P eo p le p er sq. km: 5 years 3.5 y e ars F u ll m a r k et coverage v s +7% +2 % Y 5+ Day 1 YoY growth in used car finance (4) 2 75 36 [1) Management estimates based on underlying data from Statista E - commerce shares of total retail revenue. (2) Management estimates based on underlying data from AMOnline, Autotrader 2020 annual report. (3) Management estimates based on underlying data from World Bank Data. (4] Management estimates based on underlying data from AMOnline, UK growth represents Dec 2018 - 19; US growth represents Q3’2018 - Q3’2019. 11 Investor Presentation – June 2021

Huge market opportunity...

Used cars is the largest retail market with a total size of ~£500bn across the UK & EU[1]


£480bn+
~£310bn
~£150bn
~£110bn
~£40bn
£100bn+
£380bn+
£480bn+
Used Cars
Clothing
Furniture
Cosmetics & Toiletries
Consumer Electronics
UK
EU
TAM

Source: L'Argus, CCFA, Febiac, Faconauto, Autobiz, VWE, Aumacon, DAT Report 2020, Statistik Austria, UNRAE, Omnipret, Vroom, Samar, ACEA, KBA, UNECE, SMMT, OC&C analysis. Market values for EU27, UK, Switzerland and Norway. Other retail markets in Europe in 2020 from GlobalData. [1] OC&C estimate for UK and Europe retail Used Cars market in 2019. The total value of markets includes tax.

CAZOO Investor Presentation – June 2021 12

...ripe for digital disruption

Digital is ~2% of transactions vs. 15%+ in other sectors[1]


52%
32%
22%
16%
~2%
Huge Growth Potential
Consumer Electronics
Clothing
Furniture
Homewares
Used Cars

Offline retail experience no longer fit for purpose[2]

31% of consumers do not trust car dealers

49% of consumers are concerned that dealers have more information

38% of consumers are reluctant to purchase from their local dealer

[1] OC&C estimate of UK online penetration (defined as where full payment taken on phone or online) in 2020 for retail Used Cars market, other retail markets in the UK in 2020 from GlobalData. [2] OC&C Car Buyer Survey 2021 and analysis, 877 used car buyers / sellers in the UK were surveyed between Feb-20 and Jan-21

CAZOO Investor Presentation – June 2021 13

*Source: CarGurus – UK COVID - 19 Sentiment Study COVID has accelerated shift from offline to online Shift to online • 64% of consumers would now buy used cars online (36% pre - COVID)* • Shift to online will continue and be permanent given poor legacy experience • Increased consumer discovery of new and better way of transacting Weakened incumbents • Offline incumbents’ activity has been permanently impaired • High fixed costs, limited online presence and lack of brand awareness • Disruption to new car market reduces no. of traditional used car dealerships Car ownership • 44% of public transport users reducing or stopping use* • 48% of ride - sharing and taxi users reducing or stopping use* • 15% of used car buyers hadn’t previously planned to purchase* 14 Investor Presentation – June 2021

Company Overview 15 Investor Presentation – June 2021

Delivering the best-in-class proposition & customer experience

Better selection, value, quality, flexibility & convenience for consumers looking for their next car

How it works



Fully integrated proposition

Thousands of cars purchased using proprietary data and algorithms and reconditioned/stored centrally



End-to-end digital platform

Search and order entirely online including purchase, instant finance, subscription and part exchange valuation



Nationwide in-house logistics

Unique, best-in-class delivery experience with in-house storage, distribution, collection and servicing infrastructure

Complete car buying confidence


CAZOO
QUALITY
ASSURED

Quality assurance

Every Cazoo used car goes through a comprehensive 300 point inspection and is fully reconditioned before sale


£
MONEY
BACK
GUARANTEE

Money back guarantee

All customers get a 7-day full money back guarantee to make sure they love their Cazoo car


90
DAY
WARRANTY

90-day warranty

All Cazoo cars include a free 90-day warranty and roadside assistance for total peace of mind

CAZOO Investor Presentation – June 2021 16

Data & technology at the heart of the business Bu yin g Operations Selling Demand - led retail back algorithmic buying model provides unique inventory advantage over incumbents In - house refurb capabilities, logistics network and data - driven team, tools and infrastructure to optimise operations Proprietary pricing models and best in class brand and digital marketing to drive efficiencies and optimise margins 17 Investor Presentation – June 2021

Very strong brand identity with 69% national UK brand awareness (1) already (1) Source: March Kantar Brand Tracker. 18 Investor Presentation – June 2021

Hard to replicate vertically integrated infrastructure



Refurbishment Capacity

5 locations

200k+ cars per annum
(c.£2.5bn estimated revenue from UK alone)

Best-in-class operations & UK-wide infrastructure


CAZOO

Customer Centres

17 open

25+ future

Collection, Distribution, Storage, Servicing, Brand & Engagement



Delivery Infrastructure

150+ single car transporters

25+ multi-car transporters

Unique delivery & collection experience that delights customers

CAZOO Investor Presentation – June 2021 19

Set up for scale with market - leading operations & logistics 20 Investor Presentation – June 2021

Building trust with our leading online car buying experience NPS Score c.80 Repeat Intent 88% Would recommend to friends & family 98% Source: Q1 CX 2021 Survey, Trustpilot. 21 Investor Presentation – June 2021

A world-class team with an unrivalled track record

Led by one of Europe's most successful serial founders & entrepreneurs



Alex Chesterman OBE,
Founder & CEO



Stephen Morana,
Group Chief
Financial Officer



Jonathan Howell,
Group Chief
Technology Officer



Paul Whitehead,
Group Chief
Operating Officer



Darren Bentley,
Group Chief
Customer Officer



Piers Stobbs,
Group Chief
Data Officer



Fern Wake,
UK Chief of
Operations



Nico Polleti
EU Managing
Director



Veronica Sharma,
Group Chief
People Officer



Theo Kortland,
SFS Managing
Director



Rachael Malcolm,
Group Strategy
Director



Felix Leuschner,
Group Business
Development
Director



Ned Staple,
Group General
Counsel

Zoopla LOVEFILM betfair PHOTOBOX Money Super Market MADE® dunnhumby AutoTrader TESLA lastminute.com DROVER CLUNO smartfleetsolutions

CAZOO Investor Presentation – June 2021 22

Th e U K m ar k e t l ea d e r se t fo r Euro p ea n e x p a ns i on Record setting growth • £550m run - rate revenue after 1 4 mo n ths (1) • Revenue continues to grow month - on - month 23 Investor Presentation – June 2021 Market - leading brand • Leading marketing deals including Premier League football sponsorships • 69% national UK brand awareness already with an NPS of c.80 (2) Firepower to succeed • Ra ise d £ 40 0m + o f e q uity a nd £ 1 00m asset - backed debt financing • Prior rounds included leading US/UK in v e sto r s – si g n ifi c a n t l y o v e r su b s c r i b e d M&A/Partnerships • Acquisitions with game - changing infrastructure & subscription players • Strategic partnerships with Blackhorse, etc. World - class team • One of UK’s strongest & most proven senior management teams • T e am of 2, 000 + missio n - d r i v en professionals with exceptional culture Customer satisfaction • Overwhelmingly positive customer feedback • 4 . 7 sta r T r ust p i l o t r a tin g w ith 90% Excellent or Great (1) Run rate revenues as of Mar 21. (2) Source: Q1 CX 2021 Survey.

Full Cazoo p ro p o s i t io n launched Existing subscription, fu ll p ro p o s i t io n by end 2021 Existing subscription, f u ll p ro p o s i t io n by end 2021 Full Cazoo p ro p o s i t io n in 2022 Full Cazoo p ro p o s i t io n in 2022 Source: OC&C estimate for Europe and UK retail Used Cars market in 2019. OC&C, CCFA, L’Argus, KBA, DAT, UNRAE, Autobiz, Faconauto, Febiac, Statistik Austria, VWE, Samar, Omnipret, ACEA, UNECE, World Bank, SMMT. Management estimates for future projections and market share at scale. Note: These forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. > £ 310b n T A M 1 st 5 t a r g e t c o u n t r i e s Ove r v ie w £480bn+ Market Opportunity £2bn (<1% Market share) E U r e v e nue b y 20 24 >3% Market share at scale Germany, France, Spain, Italy 1 st 4 t a r g e t EU c o unt r i e s T A M E x p a n s i on Building a strong foundation in the UK and Europe 2 000+ F T E c. 20 0 i n E u r o p e £100bn+ 24 Investor Presentation – June 2021 £ 80 b n + £ 7 5 bn+ £ 3 5 bn+ £ 2 0 bn+ ~ £ 1 7 0 b n £ 4 80 b n + UK F ra n c e Germany I t a l y S p a i n Other E u ro p e EU TAM

Executing game-changing M&A

Imperial Cars

In Jul-20, Cazoo completed the **acquisition** of **Imperial Cars**

Expands infrastructure across the UK

- Access to existing **infrastructure** and retail locations for distribution and collection

Increases sale-ready inventory of cars

- Combined inventory of over 5k cars
- Access to a **prep centre** with capacity for over 50k p.a.

Leverage operational and logistical expertise

- Brings in **sector expertise** and a strong market position

DROVER

Acquisition of **Drover** in Jan-21, a leading car **subscription platform** in UK and France

Boosts launch into European market

- Leverage existing Drover **brand** and **marketing** investment

Expands addressable market

- Wider **inventory** available for subscription
- Increased inventory drives higher **conversion**

Improves economics via in-house operations and logistics

- Contributes strong **sector relationships** and expertise

smart fleetsolutions

In Feb-21, Cazoo acquired **SFS**, one of the UK's leading **refurb specialists**

Accelerating the move in house of refurb capabilities

- Less reliance on third-party suppliers
- Team of c.500 vehicle prep experts providing key **organic growth**

Increases UK National Coverage

- Acquisition provides the addition of 4 prep centres **/ inventory storage sites**

Potential to leverage third party contracts

- Third party contracts for **exclusive supply**

CLUNO

Cazoo acquired **Cluno** in Feb-21, one of Europe's leading car **subscription platforms**

Combined expertise and infrastructure in subscription and sales

- Wider proposition **increases TAM** and conversion
- 3k+ existing subscribers & team of 100+ in Munich

Increase reach and network across Europe

- Accelerates launch in **EU's largest car market**
- Experienced team will help expand the Cazoo team

Increased efficiency of the brand

- Results in a single, **recognisable brand** with purchasing, financing, and subscription capabilities

CAZOO Investor Presentation – June 2021 25

And subscription provides opportunity to increase TAM & margins

Already a leading European car subscription player with 6.5k+ subscribers across UK, France and Germany

The customer proposition

Single monthly payments
- Available on new cars
- Collection or delivery

Flexible & convenient
- Fully digital process
- Min 6 months, up to 24 months

All inclusive
- Just add fuel
- Insurance, servicing, tax, maintenance

The business benefits

Increased TAM
- Increases total addressable audience and market
- Optimises conversion rate at no additional CAC[1]
- Generates strong customer LTVs and repeat business

Improved inventory
- We buy new cars at significant discounts from OEMs
- We own the cars, controlling single owner value chain
- We generate well maintained used cars as our own supplier

Higher margin
- Shapes future inventory as we become own supplier
- Reduces cost of other supply channels over time
- Fully bundled product offering drives margin and LTV

[1] CAC defined as customer facing marketing spend divided by total retail and subscription orders.

CAZOO Investor Presentation – June 2021 26

High confidence in continuously improving metrics

Growing Revenues

- Increasing market penetration/share
- Additional ancillary product sales
- Launching new subscription service
- Developing in house finance solutions
- Driving international expansion in EU

Increasing GPU[1]

- More purchasing direct from consumer
- Greater refurbishment efficiencies
- Improving # of days to sale
- Increasing finance attachment rate
- Growing ancillary revenue streams

Decreasing CAC[2]

- Greater online adoption
- Growing inventory levels
- Increasing conversion rate
- Improving brand awareness
- Better SEO/WOM & more repeats

[1] Retail GPU defined as retail and ancillary gross profit divided by retail units sold. [2] CAC defined as customer facing marketing spend divided by total retail and subscription orders.

CAZOO Investor Presentation – June 2021 27

Company Financials 28 Investor Presentation – June 2021

Financial highlights Vehicles Sold (1) 2 5 , 000 + Run - Rate Revenue (2) £ 55 0 m + QoQ Revenue Growth (3) 52 % Gross P rofit (4) Positive Note: 2020 financial information and data is unaudited, based on draft statutory accounts, and subject to change. (1) Total vehicles sold since inception in Dec 19, as of May 21. (2) Run rate revenue as of Mar 21. (3) Q4’2020 to Q1’2021 Revenue growth. (4) Q4’2020 Gross Profit. (5) Cash Position Pro Forma for primary proceeds. Cash Position (5) 29 Investor Presentation – June 2021 c.£700m

F Y 2 1 - 24 CAGR Strong order growth drives attractive financial profile Revenues by channel (£m) Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Other revenues includes ancillary, subscription and remarketing. (2) Retail units sold defined as number of cars delivered to retail customers (net of returns). UK 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E Europe Re ta i l Wholesale Other (1) Revenues by geography (£m) 572 1,734 3,277 4,712 188 150 2 94 476 83 44 386 694 162 698 2 ,07 2 3 ,9 5 7 5,883 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E F Y 2 1 - 24 CAGR 1 0 3% 1 0 3% 122% 102% 1,789 3,018 3,882 18 2 8 2 939 2,001 162 698 2 ,07 2 3 ,9 5 7 5,883 103% 38 4% 79% 58 149 233 276 2 3 79 170 1 5 5 8 1 73 3 1 2 44 5 R e t a i l u n it s s o l d (2) b y g e o g r a p h y ( ‘ 000 s ) FY21 - 24 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E C A G R 97% n/a 68% Investor Presentation – June 2021 30 Investor Presentation – June 2021

Robust unit economics drive operational leverage UK Europe Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) GP margin not representative as all of Europe 2021E gross profit is from subscription; Europe retail roll out to begin at start 2022. Adjusted EBITDA for fiscal years 2021 - 2024 is presented on a non - IFRS basis without reconciliations of such forward - looking non - IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Gross Profit (£m) Adjusted EBITDA margin (%) (5 0% ) ( 2 0%) ( 7%) ( 1%) 3% 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E UK p rofi t a b l e by 2023 F Y 2 1 - 24 CAGR 157% 278% 1 4 0% 42 Investor Presentation – June 2021 31 Investor Presentation – June 2021 155 359 583 3 4 4 2 162 (3) 44 1 5 9 4 01 7 4 6 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E Total (2%) 6% 8% 10% 13% Europe n/a n.m. (1) 1% 4% 8% UK (2%) 6% 9% 12% 15% Margin

Clear pathway to significant revenue growth and strong profitability 32 Investor Presentation – June 2021 Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Dec YE financials (£m) 2020A 2021E 2022E 2023E 2024E Revenue 162 698 2,072 3,957 5,883 % YoY n/a 330% 197% 91% 49% Gross profit (3) 44 159 401 746 Gross Margin (2%) 6% 8% 10% 13% SG & A as % o f r eve n u e (59%) (29%) (17%) (13%) (11%) Distribution (11%) (6%) (4%) (4%) (4%) Marketing (22%) (8%) (5%) (3%) (3%) Overhead (26%) (15%) (8%) (5%) (5%) Operating profit (99) (156) (186) (100) 83 Operating Margin (61%) (22%) (9%) (3%) 1% Adjusted EBITDA (81) (138) (149) (42) 160 Adjusted EBITDA Margin (50%) (20%) (7%) (1%) 3% Capex (excl. M&A) (20) (41) (53) (43) (68)

Robust operational and financial KPI performance

Dec YE KPIs	2020A	2021E	2022E	2023E	2024E
Units sold (k) [1]	**14,981**	**57,986**	**172,557**	**311,977**	**445,414**
Retail	*12,097*	*43,442*	*127,829*	*234,214*	*324,347*
Wholesale	*2,884*	*14,544*	*44,728*	*77,763*	*121,067*
Total GPU (£) [2]	**(238)**	**1,024**	**1,245**	**1,710**	**2,299**
By Segment					
Retail [3]	*(229)*	*665*	*947*	*1,353*	*1,800*
Wholesale [4]	*(55)*	*97*	*207*	*270*	*271*
By Geography					
UK (retail)	*(229)*	*665*	*1,129*	*1,650*	*2,200*
Europe (retail)	-	-	*(174)*	*454*	*1,064*
CAC (£) [5]	**2,170**	**936**	**667**	**462**	**368**
Average monthly unique visitors (m)	**0.8**	**1.9**	**5.3**	**8.4**	**10.6**
Inventory units available on website	**4.6**	**5.3**	**14.4**	**18.0**	**26.1**
Average days to sale	**132**	**100**	**98**	**91**	**87**

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Units sold defined as number of cars delivered to retail and wholesale customers (net of returns). (2) Total GPU is defined as Total Gross profit divided by retail units sold (net of returns). (3) GPU – Retail is defined as gross profit derived from retail revenues and ancillary revenues, divided by retail units sold (net of returns). (4) GPU – Wholesale is defined as gross profit derived from wholesale revenues, divided by wholesale units sold. (5) CAC is defined as customer facing marketing spend divided by total retail and subscription orders

CAZOO Investor Presentation – June 2021 33

St r o n g s t a r t to Q 1 , h i gh c o n f i d e n ce i n 2 0 21 d e l iv ery Note: Financial information and data is unaudited and subject to change. Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Units sold include retail and wholesale sales. Q1 units sold approaching 10,000 as the Company continued its rapid growth trajectory Increase in revenue driven primarily by significant retail order growth in the UK Improvement in retail GPU driven by higher finance attachment, improved buying mix and stock turn Quarterly results (unaudited) (in £ millions, except per unit data) Q1 2020 Q1 2021 % Change 2021E Guidance Units sold (k) 2 10 373% 58 Retail W h o les a le 2 0 8 2 3 6 2% 42 3% 43 15 Total revenues 20 114 481% 698 Retail W h o les a le Other 18 1 0 97 6 11 431% 4 18% NM Total Gross Profit (1) 4 NM 44 % margin ( 2 . 6% ) 3 . 2% 6. 4 % Retail Gross Profit per Unit (287) 143 NM 665 Total Adjusted EBITDA (138) 34 Investor Presentation – June 2021

Investor Presentation – June 2021 Key investment highlights (1) Run - Rate revenues as of Mar 21. 3 5 c.£500bn market across the UK & EU ripe for digital disruption Unique proposition and brand with market - leading execution Proprietary data and technology underpin growth & profitability Fully integrated model in the UK, with in - house reconditioning and logistics Compelling progress hitting £550m run - rate revenues (1) World - class team led by one of Europe’s most successful serial digital entrepreneurs Benefiting from acceleration & permanent shift from offline to online Expertise in executing game - changing M&A and commercial partnerships Market leader already in UK, positioned to launch in Europe this year 35 35

Appendix 36 Investor Presentation – June 2021

21E - 23E R ev en u e CAGR 21E - 23E GP CAGR 2022E & 2023E GP Margin 8% 9% 53% 53% 10% 16% 16% 10% 44% 44% 138% 35% 52% 24% 18 % C a z o o C a r va n a V r oom High Growth Internet¹ Inventory Carrying E - Comm.² 200% 38% 72% 27% 18 % Cazoo projects best - in - class growth relative to comparable companies Note: These forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Source: Company Information, CapitalIQ and IBES Consensus Estimates; Market data as of 14 - May - 2021. Note: Aggregate values based on medians. (1) Includes CarGurus, Etsy, MercadoLibre, The Realreal, Shopify, Zillow, and Amazon. (2) Includes Chewy, Revolve, Stitch Fix, Wayfair, Zalando, ASOS, Boohoo, Ocado. Investor Presentation – June 2021 37 Investor Presentation – June 2021

Cazoo exhibits a truly differentiated financial profile All North - America listed tech companies 800+ companies Source: FactSet as of 14 May 2021, Company model. Note: Cazoo figures converted from GBP to USD at conversion rate of 1.379 USD/GBP. $3bn Revenue 22E Scale 284 public companies Scale >$1,000m 20 22E Re ven u e 138% CAGR 21E - 23E Sustainable high top - line growth 2 public companies CAGR >60% 21E – 23E Revenue x I n d us tr y fo c us 1 p u b l ic co m p a n y Consumer brand 38 Investor Presentation – June 2021

Cazoo’s growth trajectory closely matches Carvana’s proven profile Revenue Estimates ($m) 2020 2023E Gross Profit Estimates ($m) Note: These forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Source: Company Information and Public Filings. Carvana IBES consensus projections as of 14 - May - 2021. Cazoo financials conveyed to $ based on an FX rate of 1.379 USD / GBP. C a zoo C a r va n a $1,955 $3,940 $ 5 , 5 8 7 $9, 5 85 $1 2 , 8 5 7 $963 $ 2, 8 57 $ 5 , 456 $8, 112 2 0 1 8 2 0 2 1E 2 0 1 9 20 2 2E 2 0 2 1 E 2 0 2 4 E 2 0 22E $197 $ 5 12 $ 7 9 4 $1,447 $ 2 , 0 18 $61 $ 2 19 $ 552 $1, 0 2 8 2020 2023E 2021E Retail Units Sold Estimates (000s) 2 0 1 8 2 0 2 1E 2 0 1 9 20 2 2E 2 0 2 4 E 2 0 22E 9 4 39 Investor Presentation – June 2021 118 2 44 5 6 4 43 1 28 2 3 4 417 3 24 2 0 1 8 2 0 2 1E 2 0 1 9 20 2 2E 2 0 2 0 2 0 2 3 E 2 0 2 1 E 2 0 2 4 E 2 0 22E

2022E EV / Revenue 2022E EV / GP 2023E EV / Revenue 2023E EV / GP 1.3 x 2.6 x 0.8 x 3.6 x 1.7 x 0.9 x 1 7. 1 x 9.7 x 1.5 x 7.4 x 12.7 x 16.1 x 7.2 x 8.7 x 4.8 x 6.3 x 32.3 x 26.7 x 10.1 x 42.0 x 2.5 x 3.5 x 1. 1 x 4.0 x 1.9 x C a z o o C a r va n a V r o om High Growth Internet¹ Inv. Carrying E - Comm.² 1.8 x 22.5 x 11.2 x 2.2 x 10.0 x 31.9 x 22.1 x 12.0 x 11.7 x 5.5 x 15.9 x 42.0 x 31.1 x 16.6 x 57.6 x Cazoo’s valuation is attractive on a growth - adjusted basis Note: These forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Source: Company Information, CapitalIQ and IBES Consensus Estimates; Market data as of 14 - May - 2021. Note: Aggregate values based on medians. (1) Includes CarGurus, Etsy, MercadoLibre, The Realreal, Shopify, Zillow, and Amazon. (2) Includes Chewy, Revolve, Stitch Fix, Wayfair, Zalando, ASOS, Boohoo, Ocado. (3) Calculated as Multiple divided by 21E - 23E growth multiplied by 100. x Growth Adj. Multiple (3) Investor Presentation – June 2021 40 Investor Presentation – June 2021

Near term penetration levels in UK achieved in TAM imply $25bn+ in revenue potential

	UK	+	EU	=	CAZOO
2025F TAM	~£120bn		~£510bn		**~£630bn**
Assumed Market Penetration	~3.0%		~3.0%		**~3.0%**
Implied Revenue	~£4bn		~£15bn		**~£19bn**

Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Source: Management estimates for 2025 TAM projections.

CAZOO Investor Presentation – June 2021 41

...in a highly fragmented industry

There are ~180k dealerships across the top 10 markets in Europe[1] & no dealer group has >5% market share[2]



15k

29k

38k

~180k

10 largest European markets



7.2
7.9
5.8
~1%
~3%
~4%
Germany
UK
France
Number of used car transactions (m)
Top dealer group's estimated market share (%)

Source: Company annual reports, IBIS World, DeStatis, Eurostat, ICDP, Xerfi - Le Journal de L'automobile, IFA, OC&C analysis. (1) OC&C Market Report: dealer groups in EU & UK's top 10 car markets by total used and new car retail value. Germany, France, Netherlands, Belgium, Poland, Sweden, Austria, Italy, Spain dealer numbers as of 2018, UK as of 2019. (2) Top dealer group's estimated market share in the three largest European car markets all less than 5%.

CAZOO Investor Presentation – June 2021

42

Financials split by region 43 Investor Presentation – June 2021 Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Dec YE financials (£m) 2020A 2021E 2022E 2023E 2024E R eve n u e - UK 162 681 1,789 3,018 3,882 Retail 150 572 1,510 2,495 3,088 Wholesale 9 44 134 233 317 Other 3 65 145 290 477 R eve n u e - Europe - 18 282 939 2,001 Retail - - 224 782 1,624 Wholesale - - 16 61 159 Other - 18 42 96 217 Gross Profit - UK (3) 42 155 359 583 Margin (2%) 6% 9% 12% 15% Gross Profit - Europe - 3 4 42 162 Margin - n.m. 1% 4% 8%

Overview of Ajax I

A Unique and Differentiated Investor-Operator Value Proposition



Dan Och
Outperformed the S&P by 6.7x over 25 years



Glenn Fuhrman
$17bn of firm profits over 21 years



Kevin Systorm
Co-Founder, Former CEO
Instagram



Jim McKelvey
Co-Founder
Square



Anne Wojcicki
Co-Founder, CEO
23andMe



Steve Ells
Founder, Former CEO
CHIPOTLE

with $200M PIPE commitment

Lower Cost of Capital



20%
10%
Traditional
Ajax I

50% of the traditional sponsor promote

Extended Post-Combination Lock-Up

>2x the standard lock up[1]

Investment Team With Deep Experience in Growth Focused Companies

robinhood · coinbase · talkdesk · TransferWise · stripe · instacart · FIGS

Source: Company information. [1] Subject to early release if shares trade at or above $12.00 (as adjusted) for 20 out of 30-trading day period beginning 150 days post business combination.

CAZOO Investor Presentation – June 2021 44

Why we believe in the Cazoo opportunity

Why we believe in the story

- Unique proposition and brand with market-leading execution
- Clear leader & significant head start in Europe's most attractive market
- World-class team led by one of Europe's most successful founders

Why we believe Cazoo is a great investment

- c.£500bn market across the UK & EU ripe for digital disruption
- Benefiting from acceleration & permanent shift from offline to online
- Data-driven organisation with favourable economics & comps to US peers

CAZOO Investor Presentation – June 2021 45

Build up of Cazoo financials

		2020A (£m)
2020A Loss for the Year from Continuing Operations	Loss for the year from continuing operations	(98.9)
Adjustments	Tax credit	(1.0)
	Finance income	(0.5)
	Finance expense	1.3
	Depreciation[1]	5.9
	Amortisation	1.3
	Share based payment expense	3.8
	Exceptional cost[2]	6.9
2020A Adjusted EBITDA	Adjusted EBITDA	(81.2)

(1) Depreciation of £5.9 million relates to continuing operations. Total depreciation charge is £11.9 million and includes the accelerated depreciation charges in relation to the write-down of Imperial's leasehold improvement fixed assets at dealership sites converted into Cazoo customer centers. (2) Exceptional costs are primarily related to transaction costs and restructuring costs incurred in relation to the discontinuation of an acquired business. Specifically, £0.9 million was incurred as transaction costs in relation to the acquisition of Imperial and £6.0 million was incurred in relation to the discontinuation of the acquired Imperial's business.

CAZOO Investor Presentation – June 2021 46